

October 14, 2009

Via Facsimile and U.S. Mail

Bernard L. Birkel
Corporate Secretary
MAXXAM, Inc.
1330 Post Oak Boulevard, Suite 2000
Houston, TX 77056-3058

> **Re:** **MAXXAM Inc.**
> **Amendment No. 2 to Schedule 13E-3 filed September 30, 2009 by Maxxam,**
> **Inc., Charles E. Hurwitz, Gilda Investments, LLC, Giddeon Holdings, Inc.,**
> **Hurwitz Investment Partnership, L.P., Hurwitz Family Foundation, and**
> **Shawn M. Hurwitz**
> **File No. 005-02917**
>
> **Amended Preliminary Schedule 14A filed September 30, 2009**
> **File No. 001-03924**
>
> **Form 10-K/A filed September 25, 2009**
> **File No. 001-03924**

Dear Mr. Birkel:

We have received your response to our comment letter to you dated September 22, 2009 and have the following additional comments. Please note that the page numbers cited below correspond to the marked copy that you provided to the Staff.

Preliminary Schedule 14A

Alternatives to the Reverse Stock Split, page 23

1. You state that other transactions that were "not considered as alternative methods" were a cash out merger, a sale of the company, and maintaining the status quo. Please revise this statement, if true, to clarify that these alternatives *were* considered by the board of directors and ultimately rejected in favor of the reverse stock split or advise.

Selling the Company or a Line of Business, page 23

2.   Please disclose why the controlling stockholder group was not interested in pursuing a sale of the company or a line of business.

Fairness of the Reverse Stock Split, page 24

3.   We note that the board of directors established the price of $10.77 per share for the common stock, which represented a 24.5% premium over the trailing six month average price of your stock. Please disclose whether the board gave any consideration to the fact that stock prices of many companies have recently been at historic lows and the six month average price may not accurately reflect the fair value of your stock. Please also disclose whether you considered using a trailing twelve month or longer average price.

Precedent Transactions Approach, page 35

4.   We note your response to our prior comment 46 and reissue in part. Please explain why your financial advisor did not focus on or discuss the distinction between prices paid by controlled and non-controlled companies. Please also add a footnote to your table to disclose which companies were controlled and which were not.

Background of the Reverse Stock Split, page 41

5.   We note that you supplementally provided the Staff with the alternative reverse stock split ratios that the board considered. Please revise this section to include those alternative ratios and explain why you decided against them.

Unavailability of Appraisal or Dissenters' Rights, page 52

6.   Please provide the Staff with a copy of the complaint filed in connection with the class-action lawsuit.

Solicitation and Costs, page 56

7.   Please amend your table to reflect any anticipated costs of defending the class action lawsuit related to the reverse stock split.

Form of Proxy

8.   We note your response to our prior comment 51. Please explain why proxies previously given will be revoked, and the proxy holders may vote in their discretion, if the meeting is adjourned or postponed, or if the proxy holders vote upon other matters that properly come before the meeting.

Exhibit (c)(i)

9.   We note your response to our prior comment 6. Please delete the term "solely" in the disclosure appearing on page 3. We understand that these materials were provided to the board of directors in this form, but shareholder reliance on these materials cannot be limited in this manner. Alternatively, you may provide the disclosures noted in our prior comment.

Director and Executive Officer Compensation, page 57

10.   We note your response to our prior comment 53. Please disclose briefly the business development objective that Mr. Hurwitz achieved and explain how you determined to award Mr. Hurwitz $208,750 based on the achievement of that objective. Disclose any formula used, if applicable.

Form 10-K/A

11.   Please amend your Form 10-K/A to include certifications required by Rules 13a-14(a) and 15d-14(a) of the Exchange Act.

****

As appropriate, please amend your Schedule 13E-3 and the accompanying disclosure document, as well as your 10-K, in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing from each of the filing parties a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

You may contact Chanda DeLong at (202) 551-3490, Staff Attorney, David Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503 or me at (202) 551-3755 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Geoffrey K. Walker
        via facsimile: (713) 238-7433